Exhibit 99.1

KENON HOLDINGS LTD.
(Incorporated in the Republic of Singapore)
(Company registration No. 201406588W)
1 Temasek Avenue #36-01
Millenia Tower
Singapore 039192

PROXY AND INFORMATION STATEMENT

Kenon Holdings Ltd.'s (i) Sale of IC Power's Latin American and Caribbean Power Generation and
Distribution Businesses and (ii) Potential Distribution to Kenon Shareholders

Kenon Holdings Ltd. ("Kenon", "we", "our" and "us") is sending you this Proxy and Information Statement in connection with the sale by Inkia Energy Limited ("Inkia"), a wholly-owned indirect subsidiary of IC Power Ltd. ("IC Power"),  and IC Power Distribution Holdings Pte. Ltd. a wholly-owned subsidiary of Inkia ("ICPDH" and, together with Inkia, the "Sellers") of all of the Sellers' respective interests in power generation and distribution companies in Latin America and the Caribbean (the "Target Companies"), to I Squared Capital, an infrastructure private equity firm (the "Purchaser"), in exchange for cash consideration in an aggregate amount of $1,177 million, plus excess proportionally consolidated group cash above $49.9 million at closing, and the Purchaser's assumption of Inkia's obligations under Inkia's $450 million 5.875% Senior Unsecured Notes due 2027, issued in November 2017 (the "Sale"). On November 16, 2017, Kenon's Board of Directors ("Kenon's Board") ratified the Sale and authorised a sub-committee of Kenon's Board (the "Committee") to ratify the entry into any documents deemed necessary to give effect to the Sale. On November 24, 2017, the Committee ratified the Sellers' entry into the Share Purchase Agreement (as defined below), the Sale contemplated thereby, and Kenon's and our subsidiaries' entry into any documents deemed necessary to give effect to the Sale.

Kenon's ratification of the Sale is consistent with our strategy of realizing the value of our businesses for the holders of Kenon's ordinary shares, no par value (the "Kenon Shares") (the "Kenon Shareholders"), including through the monetization of our businesses. Kenon expects to use the proceeds of the Sale in a manner consistent with our strategy, which may include distributing part of the proceeds derived from the Sale (the "Distributed Amount") to Kenon Shareholders, once certain conditions, including the distribution of the Distributed Amount to Kenon, the completion of a capital reduction and the receipt of certain third-party consents, if applicable, have been met, on a date to be determined by Kenon's Board, if at all (the "Anticipated Distribution Date") (the "Distribution"). Approval of the capital reduction and other matters relating to the potential Distribution by Kenon Shareholders is required under Singapore law.

Kenon has convened an extraordinary general meeting of Kenon Shareholders (the "EGM") to consider the Sale and the potential Distribution on December 19, 2017. In advance of the EGM, we encourage you to review this Proxy and Information Statement and the Notice of EGM, dated as of the date hereof (the "EGM Notice"), which together provide information regarding key aspects of the Sale and the potential Distribution.

This Proxy and Information Statement and the EGM Notice are each being published for the benefit of all Kenon Shareholders, are being posted on Kenon's website, will be furnished to the U.S. Securities and Exchange Commission (the "SEC") on a Form 6-K, and will also be filed with the Tel Aviv Stock Exchange (the "TASE") on an Immediate Report. If you are a beneficial shareholder holding Kenon Shares other than in registered form as a "shareholder of record", that is, if you hold Kenon Shares in "street name" as, or through, a participant in the Depositary Trust Company (the "DTC") (which includes those Kenon Shareholders that hold Kenon Shares through the TASE), Kenon has fixed the close of business (EST) on November 20, 2017, as the record date (the "Record Date") for determining whether you are entitled to receive printed copies of this Proxy and Information Statement and the EGM Notice.

This Proxy and Information Statement and the EGM Notice will be mailed to beneficial shareholders as of the Record Date, on or about November 28, 2017, and to shareholders of record (members) on November 27, 2017. Kenon will bear the cost of the preparation and mailing of these proxy materials and the solicitation of the proxies and will, upon request, reimburse banks, brokerage houses, other institutions, nominees, and fiduciaries for their reasonable expenses in forwarding these solicitation materials to Kenon Shareholders.

The date of this Proxy and Information Statement is November 27, 2017.

QUESTIONS AND ANSWERS REGARDING THE EGM

1. What matters will be voted on at the EGM?

Kenon Shareholders will be asked to consider and vote on each of the following proposals:

PROPOSAL 1. ORDINARY RESOLUTION TO RATIFY THE SALE

"ORDINARY RESOLUTION 1

RESOLVED THAT:

(A)	the sale and transfer by:

(i)	Inkia Energy Limited ("Inkia") (a wholly-owned indirect subsidiary of the Company) of all of its rights, title, benefit and interest in its Latin American and Caribbean businesses; and

(ii)	IC Power Distribution Holdings Pte. Ltd. (a wholly-owned subsidiary of Inkia) of all of its rights, title, benefit and interest in its Latin American businesses,

to such persons, and upon such terms and conditions, as the Directors of the Company may, in their entire discretion deem fit, in or substantially in, the manner set forth in the Proxy Statement (the "Transaction"); and

(B)
all acts and things done, and all documents executed, by the Directors of the Company, and each of them individually, as they or he may consider necessary or expedient to give effect to the Transaction, be and is hereby ratified."

Adoption of this proposal requires the affirmative vote of a simple majority of the votes cast by Kenon Shareholders present in person or represented by proxy and entitled to vote at the EGM.

Kenon's Board recommends a vote "FOR" Proposal 1 to ratify the Sale.

PROPOSAL 2. SPECIAL RESOLUTION TO AUTHORISE A CAPITAL REDUCTION IN RESPECT OF THE POTENTIAL DISTRIBUTION

"SPECIAL RESOLUTION 2

WHEREAS, subsequent to the completion of the Transaction, the Company may undergo a capital reduction exercise to effect a return of capital, by way of a cash distribution of part of the proceeds derived from the Transaction, in an amount to be determined by the Directors of the Company, to the shareholders of the Company (the "Shareholders") existing as at such date to be determined by the Directors of the Company as the date on which the Register of Members and the Transfer Books of the Company will be closed (the "Books Closure Date"), on a pro rata basis.

RESOLVED THAT, pursuant to Article 49 of the Constitution of the Company and Section 78G of the Companies Act, Chapter 50 of Singapore, and subject to and contingent upon (i) the completion of the Transaction; and (ii) the approval of the High Court of the Republic of Singapore:

(A)
approval be given for the reduction of the issued share capital of the Company by a maximum amount of up to 750 million U.S. Dollars, with the exact amount to be determined by the Directors of the Company (the "Capital Reduction Amount"), without any cancellation of ordinary shares in the issued share capital of the Company (the "Proposed Capital Reduction"), and that such reduction be effected by returning the Capital Reduction Amount in cash to the Shareholders existing as at the Books Closure Date, with each such Shareholder receiving X U.S. Dollars for every ordinary share of the Company held by such Shareholder as at the Books Closure Date, where

X =
the Capital Reduction Amount
number of ordinary shares in the capital of the Company held by the Shareholders as at the Books Closure Date

                ; and

(B)
the Directors of the Company are authorised to make an application to the High Court of the Republic of Singapore in connection with the reduction of the issued share capital of the Company by the Capital Reduction Amount, provided that, if following the passing of this Special Resolution 2 the Directors of the Company are of the opinion that it is no longer in the best interests of the Company to proceed with the Proposed Capital Reduction, then they are also authorised not to proceed with such application; and

(C)
the Directors of the Company and each of them be and are hereby authorised to do all acts and things and to execute all such documents as they or he may consider necessary or expedient to give effect to the Proposed Capital Reduction or to not proceed with the Proposed Capital Reduction (as the case may be)."

Adoption of this proposal requires the affirmative vote of not less than three-fourths of the votes cast by Kenon Shareholders present in person or represented by proxy and entitled to vote at the EGM.

Kenon's Board recommends a vote "FOR" Proposal 2 to authorise Kenon's capital reduction in respect of the potential Distribution.

As of the date of this Proxy and Information Statement, Kenon does not intend to present any business other than the proposals described in this Proxy and Information Statement for action at the EGM. In advance of the EGM, we encourage you to review this Proxy and Information Statement and the EGM Notice, which together provide information regarding key aspects of the Sale and the potential Distribution.

2. What are the quorum requirements?

Representation of not less than 33-1/3 per cent. of the total number of issued and fully paid Kenon Shares as at the date of the EGM, in person or by proxy, is required to constitute a quorum. Accordingly, it is important that your shares are represented at the EGM.

3. How are abstentions and broker non-votes recorded?

Under the laws of the Republic of Singapore, abstentions and "broker non-votes" are considered present and entitled to vote for the purpose of determining whether a quorum is present at the EGM.

Abstentions will not be counted in the tabulation of votes cast on a proposal and are therefore not counted for purposes of determining whether a proposal has been approved.

A "broker non-vote" will not be counted in the tabulation of votes cast on a proposal and is therefore not counted for purposes of determining whether such proposal has been approved. A "broker non-vote" occurs when a bank, broker or other nominee holding shares on behalf of a beneficial owner does not vote ordinary shares held by it because it (i) has not received voting instructions from the beneficial owner of those shares and (ii) lacks discretionary voting power to vote those shares. Please note that if you are a beneficial owner, your broker, bank, nominee or other institution is only entitled to vote your shares on "routine" matters if it does not receive voting instructions from you. The proposals described in this Proxy and Information Statement are not "routine" matters for purposes of the broker vote.

4. Who is entitled to vote at the EGM?

Shareholders of Record: You are entitled to vote at the EGM if you are a shareholder of record (member) holding Kenon Shares in your own name and registered in the Branch Register of Members maintained by Computershare Trust Company. N.A. ("Computershare"), as at the date of the EGM. Each outstanding Kenon Share that you own entitles you to one vote on a poll.

Beneficial Shareholders: If you hold Kenon Shares other than in registered form as a "shareholder of record" (i.e. if you hold Kenon Shares in "street name" as, or through, a participant in the DTC (which includes those Kenon Shareholders that hold Kenon Shares through the TASE)), you are entitled to vote at the EGM if you were a Kenon Shareholder as at, and with effect from, the close of business (EST) on the Record Date.

If you have sold or transferred all of your Kenon Shares, you should immediately forward this Proxy and Information Statement to the purchaser or transferee, or to the broker, bank, nominee, or other institution through whom the sale was effected, for onward transmission to the purchaser or transferee.

If you become a beneficial holder of Kenon Shares after the close of business (EST) on the Record Date, but before the date of the EGM, and you wish to vote your Kenon Shares, you must become a "shareholder of record" prior to the EGM and vote as a "shareholder of record" according to the manner of voting set forth below. Please contact your broker, bank, nominee, or other institution holding your Kenon Shares if you wish to become a "shareholder of record."

5. How do I Vote?

Whether you plan to attend the EGM or not, we urge you to vote by proxy.

Shareholders of Record: A shareholder of record (member) entitled to attend and vote at the EGM is entitled to appoint a proxy, or proxies, to attend and vote on his or her behalf. A proxy need not be a shareholder of record (member). To vote by proxy, you should complete, sign and date the enclosed proxy card and return it promptly to Computershare in accordance with the instructions set forth in the EGM Notice, not less than 48 hours before the time appointed for holding the EGM.

Where a shareholder of record (member) appoints two or more proxies, the appointments shall be valid only if he specifies the proportion of his shareholding (expressed as a percentage of the whole) to be represented by each proxy. In the case of a joint appointment of two proxies, the Chairman of the EGM will be a shareholder of record (member)'s proxy by default in relation to the number of shares represented by this proxy card if either or both of the proxies appointed does/do not attend the EGM. In the case of an appointment of two proxies in the alternative, the Chairman of the EGM will be a shareholder of record (member)'s proxy by default in relation to the number of shares represented by this proxy card if both of the proxies appointed do not attend the EGM.

Returning the proxy card will not affect your right to attend the EGM, and your proxy will not be used if you are personally present at the EGM or have, pursuant to the procedures set forth below, informed Kenon in writing prior to the voting that you wish to vote your Kenon Shares in person.

The proxy card must be signed under the hand of the appointor or of his attorney duly authorised in writing. Where the proxy card is executed by a corporation, it must be executed either under its common seal or under the hand of an officer or attorney duly authorised. A corporation which is a shareholder of record (member) may authorise, by resolution of its directors or other governing body, such person(s) as it thinks fit to act as its representative at the EGM.

If you sign the proxy card, but do not make specific choices, the proxy holder will vote your Kenon Shares as recommended by Kenon's Board.

Beneficial Shareholders (New York Stock Exchange (the "NYSE")): If you hold Kenon Shares other than in registered form as a "shareholder of record" (i.e. if you hold Kenon Shares in "street name" as, or through, a participant in the DTC, but do not hold your Kenon Shares through the TASE), you have the right to instruct your broker, bank, nominee or other institution on how to vote the Kenon Shares in your account. Your broker, bank, nominee or other institution will send a voting instruction form for you to use to direct how your Kenon Shares should be voted. You may not vote your Kenon Shares in person at the EGM unless you (i) obtain a legal proxy from the DTC (in compliance with the voting requirements under Singapore law) through your broker, bank, nominee, or other institution that holds your Kenon Shares, giving you the right to vote the Kenon Shares instead of the broker, bank, nominee, or other institution holding your Kenon Shares, (ii) bring a letter or recent account statement from such broker, bank, nominee, or other institution that confirms that you are the beneficial owner of the Kenon Shares, and (iii) bring a picture identification, such as a valid driver's license or passport, for purposes of personal identification.

If you do not intend to vote in person at the EGM, your Kenon Shares must be voted not less than 48 hours prior to the EGM (or within such longer period prior to the EGM as may be specified by the DTC's, or the DTC's participants', procedures).

Beneficial Shareholders (TASE): If you hold Kenon Shares other than in registered form as a "shareholder of record" and your Kenon Shares are traded on the TASE, you are regarded as a beneficial holder of Kenon Shares and you may only vote your shares in one of the following ways: (a) sign and date a proxy card in the form filed by Kenon on MAGNA, the distribution site of the Israeli Securities Authority, at www.magna.isa.gov.il ("MAGNA"), on November 27, 2017 and attach to it a proof of ownership certificate from the TASE Clearing House Member through which your Kenon Shares are held, which certificate indicates that you were the beneficial owner of such Kenon Shares on the Record Date, and return the proxy card, along with the proof of ownership certificate, to Kenon c/o Meitar Liquornik Geva Leshem Tal, Law Offices via fax to +972-3-6103661, Attention: Tomer Sela, Partner, or by e-mail to: kenonproxy@meitar.com, or (b) if you choose to vote in person at the EGM, you must bring the proof of ownership certificate from the TASE Clearing House Member through which your Kenon Shares are held, which certificate indicates that you were the beneficial owner of your Kenon Shares on the Record Date, as well as a picture identification, such as a valid driver's license or passport, for purposes of personal identification. In addition, you will also need to request a legal proxy from the DTC (in compliance with the voting requirements under Singapore law).

If you do not intend to vote in person at the EGM, your Kenon Shares must be voted not less than 48 hours prior to the EGM (or within such longer period prior to the EGM as may be specified by the DTC's, the DTC's participants', or the TASE's procedures).

6. May I revoke my proxy?

Shareholders of Record: If you are a "shareholder of record," your proxy may be revoked at any time prior to the time it is voted by (i) providing appropriate written notice to Kenon at c/o Computershare Shareholder Services, P.O. BOX 30170, College Station, TX 77845-3170, not less than 48 hours prior to the EGM or (ii) attending the EGM and voting in person.

Beneficial Shareholders (NYSE): If your Kenon Shares are held in "street name" through a broker, bank, nominee, or other institution (other than those Kenon Shareholders that hold Kenon Shares through the TASE), please contact the broker, bank, nominee, or other institution which holds your Kenon Shares to determine how to change or revoke your voting instructions.

Beneficial Shareholders (TASE): If you hold Kenon Shares that are traded on the TASE, you may revoke your proxy at any time prior to the time it is voted by (i) communicating such revocation in writing to Kenon, or by executing and delivering a later-dated proxy to Kenon, at Kenon c/o Meitar Liquornik Geva Leshem Tal, Law Offices via fax to +972-3-6103661, Attention: Tomer Sela, Partner, or by e-mail to: kenonproxy@meitar.com, not less than 48 hours prior to the EGM or (ii) attending the EGM and voting in person, subject to satisfaction of the conditions set forth in "How Do I Vote? – Beneficial Shareholders (TASE)" above.

INFORMATION ABOUT THE SALE

The Target Companies

IC Power is a leading owner, developer and/or operator of power generation and distribution businesses located in key energy markets in Latin America, the Caribbean and Israel.

The Target Companies constitute IC Power's entire interest in its power generation and distribution businesses in Latin America and the Caribbean. As of June 30, 2017 and December 31, 2016, the Target Companies represented 83% and 86% of Kenon's assets, 83% and 83% of Kenon's revenues, and substantially all of Kenon's operating income.

For further information on the Target Companies, see "Where Can You Find Additional Information" below.

The Sale

On November 24, 2017, the Sellers entered into a share purchase agreement with the Purchaser (the "Share Purchase Agreement"), pursuant to which the Sellers agreed to sell all of their respective interests in the Target Companies to the Purchaser in exchange for cash consideration in an aggregate amount of $1,177 million, plus excess proportionally consolidated group cash above $49.9 million at closing, and the Purchaser's assumption of Inkia's obligations under Inkia's $450 million 5.875% Senior Unsecured Notes due 2027, issued in November 2017. As of September 30, 2017, Inkia's proportionally consolidated group cash was $192 million.

In addition to the upward adjustment for any excess proportionally consolidated group cash above $49.9 million, the final purchase price to be paid by the Purchaser remains subject to purchase price adjustments, including for working capital and outstanding debt, and certain other adjustments (including an adjustment in the event of any casualty or condemnation event prior to the closing of the Sale and resolution of the casualty event that occurred at Kanan, one of IC Power's power generation facilities).

The consideration to be received in connection with the Sale excludes transaction costs, advisory fees, taxes and certain other fees and expenses.

Kenon's Ratification of the Sale

Kenon's Board reviewed data relating to the valuation of the Target Companies, including industry data, valuations of similar companies, the valuation implied by the IPO process of IC Power conducted earlier in 2017, and valuations implied by other methodologies.  This review included a review of all relevant information and customary valuation methodologies, in order to determine that the consideration to be paid for the Target Companies is fair from a financial point of view and that the Sale was in the best interests of Kenon and the Kenon Shareholders.

Kenon's Board also considered the process conducted in connection with the entry into the Share Purchase Agreement, with a view to ensuring that the best valuation possible was obtained.

Kenon's Board has considered and discussed all aspects of the Sale, including the process conducted, valuation of the Target Companies (as discussed above), the terms and conditions of the Share Purchase Agreement, including the purchase price adjustments,  representations and warranties and indemnities, and claims that were retained by the Sellers, and determined that the Sale was in the best interests of Kenon and the Kenon Shareholders, ratified the Sale, and authorised the Committee to ratify the entry into any documents deemed necessary to give effect to the Sale.

The Committee has also ratified the Sellers' entry into the Share Purchase Agreement, the Sale contemplated thereby, and Kenon's and our subsidiaries' entry into any documents deemed necessary to give effect to the Sale.

Closing of the Sale

The Sale is subject to customary closing conditions, including, but not limited to:

•	the receipt of certain third-party consents in respect of debt, and other, agreements;

•	the accuracy of the representations and warranties in the Share Purchase Agreement and the parties' material compliance with the covenants in the Share Purchase Agreement;

•
confirmation that no order shall have been entered which restrains, enjoins, or otherwise prohibits or makes illegal the consummation of any of the transactions contemplated by the Share Purchase Agreement and that no action shall have been instituted before any governmental authority of competent jurisdiction seeking to restrain, enjoin or otherwise prohibit or make illegal the consummation of any of the transactions contemplated by the Share Purchase Agreement;

•	no tax greater than $60 million is withheld upon payment of the purchase price at the closing of the Sale;

•	if the closing of the Sale does not occur by December 31, 2017, the receipt of audited financial statements for the year ended December 31, 2017 for certain of the Target Companies; and

•
the Purchaser's receipt of confirmation that no change, condition, effect, fact, circumstance, matter, occurrence, event or development, shall have occurred that had, or would reasonably be expected to have, a material adverse effect on (i) any Target Company, or subsidiary of a Target Company, conducting business in the Republic of Peru, (ii) Energuate, IC Power's distribution business, or (iii) the Target Companies, as a whole.

The closing of the Sale will occur on the last business day of the calendar month in which each of the closing conditions are satisfied or waived or, on the last business day of the calendar month immediately following the calendar month in which each of the closing conditions are satisfied or waived, if such conditions are satisfied or waived after the fifteenth calendar day of a month.

Although Kenon cannot specify when, or assure you that, all conditions to the closing of the Sale will be satisfied or waived, Kenon understands that the Sellers and the Purchaser intend to close the Sale within the next several months.

Conduct Prior to the Closing of the Sale

Subject to certain customary exceptions and thresholds, the Sellers are required to operate the Target Companies in their ordinary and usual course of business consistent with past practice and, to the extent consistent therewith, use commercially reasonable efforts to preserve intact their respective current business organizations, keep available the service of their respective current officers and employees, and preserve their relationships with customers, suppliers, and others having business dealings with the Target Companies, until the earlier of the closing of the Sale or the termination of the Share Purchase Agreement. In addition, between the date of the signing of the Share Purchase Agreement and the closing of the Sale, the Sellers have agreed not to undertake certain customary actions without the consent of the Purchaser.

Additionally, until the earlier of the closing of the Sale or the termination of the Share Purchase Agreement, the Sellers have also agreed to undertake any actions as may reasonably be requested by the Purchaser in connection with the Purchaser's attempt to obtain financing for any of the Target Companies, or any of the Target Companies' subsidiaries, including, but not limited to, assisting in the preparation of offering or marketing documents, cooperating with marketing efforts, providing certain financial data, and liaising with independent accountants of the Target Companies and their subsidiaries, in each case at the Purchaser's sole cost and expense.

Indemnification

Subject to a specified deductible and certain other limitations, from and after the closing of the Sale, the Sellers will jointly and severally indemnify and hold harmless the Purchaser and its successors, permitted assigns, and affiliates (including the Target Companies and their subsidiaries), and its and their officers, employees, directors, managers, members, partners, stockholders, heirs and personal representatives (together, the "Indemnified Parties") from and against any and all losses arising out of:

•	a breach of any of the Sellers' fundamental representations as of the closing of the Sale;

•
prior to their expiration eighteen months (or three years in the case of representations relating to environmental matters) from the date of the closing of the Sale, a breach of any of the Sellers' non-fundamental representations or any representations (other than those relating to taxation) made by the Sellers relating to the Target Companies and their subsidiaries, in each case as of the closing of the Sale, up to a maximum amount of $176,550,000;

•
prior to their expiration upon the expiration of the statute of limitations applicable to breach of contract claims in New York, a breach of any of the Sellers' covenants or agreements set forth in the Share Purchase Agreement; and

•
prior to their expiration thirty days after the expiration of the applicable statute of limitations, tax liabilities, including, but not limited to, (i) any tax liabilities of any of the Target Companies or their subsidiaries for any pre-closing tax or straddle period, (ii) tax liabilities resulting from the Target Companies', or any of their subsidiaries', prior membership in a combined group, (iii) certain taxes, including transfer taxes and certain successor taxes, relating to the Sale, (iv) the Peruvian ITF tax, and (v) any tax liabilities arising from the Sellers' breach of certain tax-related representations.

In no event will the Sellers be required to indemnify the Purchaser for an aggregate amount of more than the purchase price.

The Sellers' indemnification obligations for any claims under the Share Purchase Agreement that are agreed, or that are subject to a final non-appealable judgment, will be secured by:

•	first, IC Power's three-year pledge of 25% of the outstanding share capital of OPC Energy Ltd. (TASE: OPC) ("OPC") for the benefit of the Purchaser (the "Pledge");

•
second, and to the extent any indemnification obligations remain outstanding after the exercise of the Pledge (or payments of amounts equal to the value of the Pledge),  a deferral of $175 million of the purchase price in the form of a four-year $175 million deferred payment agreement, accruing interest at a rate of 8% per annum which will be payable-in-kind, pursuant to which the Purchaser may, at the Purchaser's election and subject to other terms and conditions, use to set-off any indemnification amount owed to the Purchaser (the "Deferred Payment Agreement"); and

•	third, and to the extent any obligations remain outstanding after the utilization of the Deferred Payment Agreement, a three-year corporate guarantee from Kenon (the "Guarantee").

Subject to certain terms and conditions, the terms of the Pledge, the Deferred Payment Agreement and the Guarantee may each be extended if there are unresolved claims existing on the applicable expiration dates.

Entitlement to Payments in Respect of Certain Retained Claims

Subject to certain terms and conditions, the Sellers shall be entitled to receive certain additional payments as a result of the resolution of, and/or a change in the rules and regulations concerning, certain proceedings and/or insurance claims relating to (i) the payment of certain transmission and frequency tolls in Peru, (ii) the force majeure event relating to Samay I's unavailability to the Peruvian distribution system during July 2016 – February 2017, and (iii) tax claims made by regulators in Guatemala in respect of Energuate.

Termination of the Share Purchase Agreement

The Share Purchase Agreement contains customary termination provisions, including, but not limited to, the termination of the Share Purchase Agreement:

•	by the mutual written consent of the Sellers and the Purchaser;

•
by either the Sellers or the Purchaser if the Sale has not closed within nine months of the signing date, provided that (i) the terminating party has not otherwise breached the Share Purchase Agreement, which breach resulted in the failure of the Sale to close, and (ii) the non-terminating party is not otherwise entitled to extend the termination date for ninety days; or

•
by either the Sellers or the Purchaser if any law or injunction having the effect of restraining, enjoining or otherwise prohibiting completion of the transactions contemplated by the Share Purchase Agreement becomes final and non-appealable, provided that the terminating party has not otherwise breached the Share Purchase Agreement, which breach resulted in the issuance of such final, non-appealable law or injunction.

In the event that the transaction terminates as a result of a tax of more than $60 million being required to be withheld at closing, then the Sellers will pay the Purchaser a termination fee of $15 million.

RISKS RELATED TO THE SALE

Kenon Shareholders should carefully consider the risk factors relating to the Sale listed below before deciding how to vote on the proposal relating to the Sale. This section describes the risks related to the Sale. For further information on the risks associated with Kenon's operations, or the risks related to the ownership of Kenon Shares, see "Where Can You Find Additional Information".

There can be no certainty that all conditions precedent to the Sale will be satisfied in a timely manner, if at all.

The completion of the Sale is subject to a number of customary closing conditions, certain of which are outside of Kenon's control. As a result, Kenon cannot specify when, or assure you that, all conditions to the closing of the Sale will be satisfied in a timely manner, if at all. The Sellers' continued efforts to close the Sale, or their inability to close the Sale in a timely manner, or at all, may disrupt our operations, require us to revise our business plans, or otherwise have a material adverse effect on our business, financial condition, results of operations or liquidity.

The market price of the Kenon Shares may decline.

The market price of the Kenon Shares may decline, or fluctuate, significantly at any time following the date of this Proxy and Information Statement if the parties are unable, or the market believes that the parties are unable, to close the Sale in a timely manner, if at all.

Any payments made as a result of the Sellers' potential indemnification obligations may have a material adverse effect on our business, financial condition, results of operations or liquidity.

As set forth above, subject to certain terms and conditions, the Sellers will indemnify and hold harmless each Indemnified Party from and against any and all losses arising out of the Sellers' breach of any of the Sellers' representations, warranties, covenants, or agreements set forth in the Share Purchase Agreement, as well as losses relating to certain tax liabilities. The Sellers' indemnification obligations for any claims under the Share Purchase Agreement that are agreed, or that are subject to a final non-appealable judgment, will be secured by the Pledge, the Deferred Payment Agreement and the Guarantee, subject to the terms and conditions set forth above.

Additionally, in the event the Sellers are required to make an indemnification payment to the Indemnified Parties, Kenon may, in certain circumstances, be required to make such payment in accordance with the terms of the Guarantee. Kenon may use funds from its other businesses (via dividends, loans or advances, or the repayment of loans or advances to Kenon, which may be funded by sales of assets or minority interests in our businesses), or obtain external financing in order to satisfy indemnification claims under the Guarantee, which may result in the dilution of Kenon Shareholders (in the event of equity financing) or additional debt obligations for Kenon (in the event of debt financing). In the event that funds from our businesses or external financing are not available to meet the Sellers' indemnification obligations on reasonable terms or at all, Kenon may need to sell assets to meet such obligations, and its ability to sell assets may be limited in light of various pledges over certain shares and assets. Furthermore, any sales of assets may not be at attractive prices, particularly if such sales must be made quickly to meet the Sellers' obligations.

The Sale may be subject to tax.

Kenon's and the Sellers' tax obligations in respect of the Sale have not yet been finalized and any taxes relating to the Sale may be significant. Additionally, the tax authorities in the various jurisdictions in which Kenon, its subsidiaries, the Sellers, and the Target Companies operate, or are incorporated, may disagree with and challenge our assessments, tax position, deductions, exemptions, where we or our businesses are tax resident, or other matters. If we, the Sellers, or the Target Companies, are unsuccessful in responding to any such challenge from a tax authority, we may be required to pay, or indemnify the Indemnified Parties for, additional taxes, interest, fines or penalties. Even if we, the Sellers, or the Target Companies, are successful, responding to such challenges may be expensive for us, consume time and other resources, or divert management's time and focus from our operations or businesses. Therefore, a challenge as to our, or our businesses', tax position or status or transactions, even if unsuccessful, may have a material adverse effect on our business, financial condition, results of operations or liquidity.

Kenon may be subject to further government regulation, which may adversely affect our operations.

The U.S. Investment Company Act of 1940 regulates "investment companies", which includes entities that are, or that hold themselves out as being, primarily engaged in the business of investing, reinvesting and trading in securities or that are engaged, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and owns, or proposes to acquire, investment securities having a value exceeding 40% of the value of the issuer’s total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis.  We do not believe that, upon completion of the Sale, we will be subject to regulation under the U.S. Investment Company Act of 1940. We are organized as a holding company that conducts its businesses primarily through wholly owned, majority owned and primarily controlled subsidiaries. We intend to continue to conduct our operations so that we do not come within the definition of an investment company. Maintaining such status may impose limits on our operations and on the assets that we and our subsidiaries may acquire or dispose of. If, at any time, we meet the definition of investment company, we could, among other things, be required either (a) to substantially change the manner in which we conduct our operations to avoid being required to register as an investment company or (b) to register as an investment company under the U.S. Investment Company Act of 1940, either of which could have an adverse effect on us and the market price of our securities.  The U.S. Investment Company Act of 1940 generally only allows U.S. entities to register. If we were required to register as an investment company but failed to do so, we could be prohibited from engaging in our business in the United State or offering and selling securities in the United States or to U.S. persons, unable to comply with our reporting obligations in the United States as a foreign private issuer, subject to the delisting of the Kenon Shares from the NYSE and subject to criminal and civil actions that could be brought against us, any of which would have a material adverse effect on the liquidity and value of the Kenon Shares and on our business, financial condition, results of operations or liquidity.

INFORMATION ABOUT THE POTENTIAL DISTRIBUTION

Kenon expects to use the proceeds of the Sale in a manner consistent with stated strategy of realizing the value of our businesses for Kenon Shareholders and providing Kenon Shareholders with direct access to our businesses. Therefore, Kenon's Board may, in its sole discretion, decide to distribute part of the proceeds derived from the Sale to Kenon Shareholders, once certain conditions, including the distribution of the Distributed Amount to Kenon, the completion of a capital reduction and the receipt of certain third-party consents, if applicable, have been met.

Shareholder approval of the capital reduction and other matters relating to the potential Distribution is required under Singapore law. Once Kenon Shareholders have approved the capital reduction and other matters relating to the potential Distribution, no further shareholder action will be required in order to effect the Distribution, should Kenon's Board determine to effect the Distribution.

RISK RELATED TO THE POTENTIAL DISTRIBUTION

Kenon may not announce an Anticipated Distribution Date, or consummate the Distribution by the Anticipated Distribution Date, if at all.

The laws and jurisdictions under which Kenon's businesses are organized may limit the timing and amount of any dividends or other distributions, such as a portion of the proceeds of the Sale, to Kenon. Additionally, as dividends are generally taxed and governed by the relevant authority in the jurisdiction in which the company is incorporated, there may be numerous and significant tax or other legal restrictions on the ability of Kenon's businesses to remit funds to Kenon, or to remit such funds without incurring significant tax liabilities or incurring a ratings downgrade.

Kenon's Board has not, and may not, declare a Distribution or set a record date or distribution date for the Distribution. After the completion of the Sale, and if determined by Kenon's Board in its sole discretion, once certain conditions, including the distribution of the Distributed Amount to Kenon, the completion of a capital reduction and the receipt of certain third-party consents, if applicable, have been satisfied, Kenon will announce an anticipated record date and distribution date by filing a Form 6-K with the SEC, which Form 6-K will be incorporated by reference into this Proxy and Information Statement, and by notifying the TASE and the NYSE, as appropriate. There can be no assurance that Kenon's Board will declare a Distribution, set a record date in respect of the Distribution, or complete the Distribution by the anticipated distribution date, if at all. Should Kenon decide to proceed with the Distribution, Kenon's ability to consummate the Distribution will be subject to the satisfaction of certain conditions, including, but not limited to: (i)  the distribution of the Distributed Amount to Kenon, (ii) the High Court of the Republic of Singapore's approval of Kenon's capital reduction, (iii) certain other approvals from regulatory agencies in the Republic of Singapore in connection with various corporate transactions that will be consummated immediately prior to the Distribution, and (iv) certain third-party consents, if applicable, each of which may not occur in a timely fashion, or at all. A significant delay in the satisfaction of any of these conditions may result in Kenon's decision to distribute less than the Distributed Amount, or the delay or cancellation of the Distribution, any of which may adversely impact the price of the Kenon Shares or Kenon's ability to effect a distribution of the Distributed Amount in the future.

INFORMATION ABOUT KENON

Kenon is a holding company that operates dynamic, primarily growth-oriented, businesses. The companies which Kenon owns, in whole or in part, are at various stages of development, ranging from established, cash generating businesses to early stage development companies.

Kenon remains committed to its strategy to realize the value of its businesses for Kenon Shareholders. In connection with this strategy, Kenon may provide Kenon Shareholders with direct access to its businesses, which may include spin-offs, listings, offerings, distributions or monetization of its businesses. Kenon is actively exploring various ways to materialize this strategy in a rational and expeditious manner.

The Kenon Shares are currently listed on the NYSE and the TASE under the symbol "KEN". For further information on Kenon's businesses and strategy, see "Where Can You Find Additional Information".

KENON'S SHARE REGISTRAR AND TRANSFER AGENT

Computershare may be contacted for information regarding the EGM and the Distribution as follows:

Computershare Shareholder Services
PO Box 30170
College Station, TX 77842-3170

Toll Free Telephone:    +1 877 373 6374
Toll Number:                  +1 (781) 575 4223

Mailing addresses:
Shareholder correspondence should be mailed to:

Computershare Shareholder Services
P.O. BOX 30170
College Station, TX 77845-3170

Overnight correspondence should be sent to:

Computershare Shareholder Services
211 Quality Circle, Suite 210
College Station TX 77842

Shareholder website:
www.computershare.com/investor

Shareholder online inquiries:
https://www-us.computershare.com/investor/Contact

WHERE CAN YOU FIND ADDITIONAL INFORMATION

Kenon is subject to the reporting requirements of the U.S. Securities Exchange Act of 1934, and accordingly, files registration statements, reports, proxy statements, and other information with the SEC, including financial statements.

This Proxy and Information Statement contains only limited information with respect to Kenon, and is qualified by reference to the filings and reports of Kenon with the SEC. Additionally, this Proxy and Information Statement incorporates by reference, to the extent designated therein, certain reports on Form 6-K that Kenon files with the SEC subsequent to the date of this Proxy and Information Statement. We urge you to read Kenon's publicly available filings, which can be found on the SEC's website at www.sec.gov. You may also obtain copies of Kenon's documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

Kenon maintains a website that offers additional information about it at: http://www.kenon-holdings.com/

Information contained on any website referenced in this Proxy and Information Statement is not incorporated by reference into this Proxy and Information Statement.

NOTE ON FORWARD-LOOKING STATEMENTS

This Proxy and Information Statement includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements about the timing and convocation of the EGM, statements about the timing and closing of the Sale, statements about Kenon's use of the proceeds of the Sale, including the potential Distribution, statements about Kenon's investment company status, and statements about the taxation of the Sale to Kenon. These statements are based on Kenon's management's current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Kenon's control and could cause the actual results to differ materially from those indicated in Kenon's forward-looking statements. Such risks include risks related to the parties' failure to successfully satisfy the closing conditions of the Sale, changes in the composition of Kenon's income or assets in relation to Kenon's investment company status, the tax consequences of the Sale to Kenon, Kenon's failure to successfully satisfy any conditions of the Distribution, if declared, including Kenon's receipt of the Distributed Amount and any third-party approvals required in connection with the Distribution, Kenon's failure to complete the Distribution, and other risks and factors, including those set forth under the heading "Risk Factors" in Kenon's Annual Report on Form 20-F, filed with the SEC. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.